Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Nextdoor, the social network for neighborhoods, plans to go public.

Sarah Friar, the chief executive of Nextdoor, which will be listed on the public markets by way of a special purpose acquisition company, or SPAC.Credit...Peter Prato for The New York Times

Nextdoor, the neighborhood-focused social network based in San Francisco, announced its plans to go public on Tuesday, raising $686 million for the 10-year-old start-up and valuing the company at roughly $4.3 billion.

But instead of completing a traditional initial public offering process, Nextdoor will be listed on the public markets by way of a special purpose acquisition company, or SPAC, a type of financial vehicle that has grown increasingly popular in recent years among tech companies.

Nextdoor’s SPAC will be backed by an affiliate of Khosla Ventures, a blue-chip Silicon Valley firm, and will include participation from firms such as T. Rowe Price Associates, Baron Capital Group and Dragoneer Investment Group, along with existing investors that include Tiger Global.

Over the past year, these buzzy, financial vehicles have come under increased regulatory scrutiny as private equity firms and investors create record amounts of so-called blank check companies in the hunt to take promising start-ups public. Executives at companies like Reddit have mulled going public via SPAC, while hundreds of new SPACs have been created in the first half of 2021 alone.

Sarah Friar, Nextdoor’s chief executive, said in an interview that going the SPAC route made the most sense for the company, allowing it to be more closely involved and counseled by a smaller, more targeted group of investors. Ms. Friar also said it gave Nextdoor a better sense of certainty about how much money it would raise, rather than the riskiness that could come with a traditional I.P.O. process.

“We’ve been prepping for this now for a couple of years,” Ms. Friar said. “We are ready, and we’ll do this right.”

Founded in 2011, Nextdoor rose to prominence early on as a kind of “Facebook for neighborhoods,” slowly meting out invitations to people who lived in specific areas and could form small, tight-knit social groups based on proximity. Using the site’s web and mobile apps, neighbors discussed everything from yard sales to finding child care to concerns about crime.

Nearly 10 years later, Nextdoor has ballooned to more than 275,000 “neighborhoods” across 11 countries. As the network grew, Nextdoor began making money by selling advertising to businesses, which pay the company to post sponsored content inside users’ feeds. Ads run the gamut from national brand marketers to small and midsize businesses to local service providers.

Nextdoor plans to use the new funding to invest in expanding its products and acquire more users, Ms. Friar said, while also using capital to further develop its self-serve advertising platform aimed at small and midsize businesses. It also plans to hire more engineers and other employees.

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Critics of Nextdoor have assailed the platform for being a haven for racism and targeted online harassment. Complaints often involve users who have flocked to Nextdoor to lodge racially motivated grievances about their neighbors or to engage in toxic behavior or harassment.

Since Ms. Friar became chief executive in 2018, she has made it a priority to clean up areas of the platform that have created problems. The company has added anti-racial profiling steps and includes ways to make users slow down and become more thoughtful about certain kinds of posts, like those about suspected crimes. Ms. Friar said the new funding would also pay for products that handle such content moderation issues.

In addition, Ms. Friar, the company’s three original founders and its earliest investor plan to contribute a portion of their shares in Nextdoor to form the Nextdoor Kind Foundation, a nonprofit foundation “dedicated to helping neighbors rejuvenate their neighborhoods through targeted grants.” The foundation will solicit ideas from people who want to improve their communities, whether it is to “plant a garden, paint a community center, or repair the playground,” according to the company.

Shares of Nextdoor will be publicly traded on the Nasdaq stock exchange under the stock ticker symbol “KIND.”

— Mike Isaac

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Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.